Leading Networking Vendor Orckit-Corrigent to Present at Futurecom Brazil

VP of Marketing Sharon Mantin to Speak about TDM Migration at Latin America’s Largest Telecommunication Event

Tel-Aviv, Israel – October 21, 2010 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced that Mr. Sharon Mantin, Vice President of Marketing, will be speaking on the subject of ”TDM Migration and the Path towards Unified Networking” at Futurecom Brazil. The company will also be exhibiting its fully interoperable product line, including the implementation of MPLS and MPLS-TP on a single platform.

Orckit-Corrigent’s products are designed to help service providers migrate their TDM services and infrastructure to the data-oriented Carrier Ethernet network, making interoperability between Orckit-Corrigent’s products and other legacy vendor systems crucial.

“As the demand for bandwidth intensive applications continues to grow, Ethernet traffic will comprise a significant portion of next-generation networks, driving service providers to migrate their networks beyond legacy TDM technologies,” said Mr. Sharon Mantin, VP of Marketing at Orckit-Corrignent. “Orckit-Corrigent's network solutions enable cost effective and scalable support for next-generation networks, while preserving existing TDM subscribers, services, and investments in the access network."

Orckit-Corrigent recently participated successfully in the Carrier Ethernet World Congress multi-vendor interoperability testing event and the Company will be demonstrating its solutions for TDM Migration at Futurecom Brazil.

Futurecom is the largest gathering of the Telecommunications and Information Technology sector in Latin America. This year’s Futurecom Brazil will include the participation of approximately 15,000 people from 40 countries.

Orckit-Corrigent will be exhibiting at Booth C-45 from October 26 through October 28, and Mr. Sharon Mantin will be speaking on Wednesday, October 27 in Conference Room – Mexico – B Pavilion at 12:10 PM. Orckit-Corrigent executives are available for interviews over the course of the show.

# # #

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel. For more information, please visit www.orckit.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact information:
Orckit-Corrigent
Eylon Sorek, AVP Marketing
972-3-6948-614
eylons@orckit.com